Exhibit 12.1

Boston Edison Company

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended June 30, 2004

(in thousands)

Net income from continuing operations	$137,599
Income taxes	95,103
Fixed charges (including securitization certificates)	104,811

Total	$337,513

Interest expense	$85,291
Interest component of rentals	19,520

Total	$104,811

Ratio of earnings to fixed charges	3.22

Exhibit 12.2

Boston Edison Company

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Twelve Months Ended June 30, 2004

(in thousands)

Net income from continuing operations	$137,599
Income taxes	95,103
Fixed charges (including securitization certificates)	104,811

Total	$337,513

Interest expense	$85,291
Interest component of rentals	19,520

Subtotal	104,811
Preferred stock dividend requirements	3,315

Total	$108,126

Ratio of earnings to fixed charges	3.12